Room 4561
July 12, 2005

Mr. Roy E. Crippen III
Chief Executive Officer and Chairman of the Board
Digital Fusion, Inc.
4940-A Corporate Drive
Huntsville, AL 35805

      Re:	Digital Fusion, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      File No. 0-24073

Dear Mr. Crippen,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For Fiscal Year Ended December 31, 2004

Note 2. Significant Accounting Policies

(b) Revenue Recognition, page F-7

1. We note that you design and develop customized software applications and implement third party solutions to fulfill your customers` needs. Please tell us whether you are recognizing this revenue in accordance with SOP 97-2. If so, explain how your revenue recognition policies comply with this literature. If you are not following SOP 97-2, explain how you considered paragraph 2 of the SOP.

2. Please describe to us your revenue recognition policies in cases where there are "significant performance obligations yet to be fulfilled" and revenue is deferred. Provide us with a typical example of such an arrangement and explain how you recognize revenue. Identify the accounting literature that you follow in recognizing this revenue and explain how your policies comply with that literature.

3. Please tell us the amount of fixed-fee service revenue that you recognized using the percentage of completion method during 2004 and the subsequent interim period. In addition, explain how you considered the guidance in footnote 1 to SOP 81-1 that prohibits the use of contract accounting for service transactions.

Note 6. Borrowings, page F-12

4. We note that you have modified the terms of several significant debt agreements over the past two years. Please explain to us how you accounted for each of the significant modifications made to the Digital Shareholders` and Laurus notes. As part of your response, explain how you considered the guidance in EITF 96-19.

5. Please explain to us how you initially allocated the proceeds of the Laurus Note in accordance with paragraph 16 of APB 14 and how you applied the guidance in EITF 98-5 and 00-27 to any beneficial conversion feature at issuance or upon modification.

Form 10-QSB For Fiscal Quarter Ended March 31, 2005

Note 6. Summit Acquisition, page 6

6. We note that it does not appear that you recorded any significant amount of amortizable intangible assets in connection with your acquisition of Summit Research Corporation. However, it appears that the co-founder of Summit will continue to manage his current customers for you and you indicated in a recent press release that you acquired a customer base that includes the U.S. Army Aviation and
Missile Command in Alabama. Please identify any amounts that were allocated to customer-related intangible assets and explain how you considered the guidance in paragraph 39 of SFAS 141 and EITF 02-17.

7. We note that you combine goodwill and intangible assets on your balance sheet. Please explain to us how you have considered the guidance in paragraph 43 of SFAS 142.



8. You indicate in your 2004 Form 10-KSB that the convertible note issued in connection with the Summit acquisition may be converted "at any time." However, you indicate in your interim financial statements that the beneficial conversion feature related to this note is being amortized over the life of the note. Please explain to us how you considered the guidance in paragraph 9 and footnote 6 of EITF 98-5.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark Kronforst at (202) 551-3451, Marc D.
Thomas at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Roy E. Crippen III
Digital Fusion, Inc.
July 12, 2005
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